EXHIBIT 99.1

Golar LNG Partners L.P: 2015 AGM Results Notification

HAMILTON, Bermuda, Sept. 24, 2015 (GLOBE NEWSWIRE) -- Golar LNG Partners LP (the "Partnership") advises that the 2015 Annual Meeting of the Limited Partners of the Partnership was held on September 23, 2015 at 09:30 a.m. at Rosewood Tucker's Point, 60 Tucker's Point Drive, Hamilton Parish, Bermuda. The following resolutions were passed:

      1) To elect Andrew J.D. Whalley as a Class III Director of the Partnership whose term will expire at the 2018 Annual Meeting of Limited Partners.

      2) To elect Paul Leand Jr. as a Class III Director of the Partnership whose term will expire at the 2018 Annual Meeting of Limited Partners.

Hamilton, Bermuda

September 23, 2015

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

CONTACT: Stuart Buchanan
  Stuart.Buchanan@golar.com
  +442070637911

  Roger Swan
  roger.swan@golar.com
  +44 207 063 7913